EXHIBIT 99.1

News Release dated July 25, 2018, Suncor Energy reports second quarter 2018 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2018 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings, Fort Hills cash operating costs, In Situ cash operating costs, refining margin, Oil Sands operations cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor’s interest in Fort Hills’ and Syncrude’s operations.

Calgary, Alberta (July 25, 2018) – “Suncor generated the strongest second quarter cash flow on record, with funds from operations of $2.9 billion and operating earnings of $1.2 billion,” said Steve Williams, president and chief executive officer. “We achieved these second quarter results even with the most significant turnaround maintenance schedule in our company’s history.”

•                       Funds from operations of $2.862 billion ($1.75 per common share). Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.446 billion ($1.50 per common share).

•                       Operating earnings of $1.190 billion ($0.73 per common share) and net earnings of $972 million ($0.60 per common share).

•                       Fort Hills production averaged 70,900 barrels per day (bbls/d) (131,000 bbls/d, gross) in the second quarter of 2018, with the third and final extraction train coming online ahead of schedule. Fort Hills cash operating costs per barrel averaged $28.55.

•                       Hebron production averaged 13,500 bbls/d and continues to ramp up ahead of expectations.

•                       In Situ cash operating costs averaged $7.90 per barrel (bbl), the fourth consecutive quarter below $10.00/bbl.

•                       Total upstream quarterly production was 661,700 barrels of oil equivalent per day (boe/d) and was impacted by major planned maintenance at Oil Sands operations and Syncrude, as well as the unplanned outage at Syncrude in late June.

•                       Refining and Marketing (R&M) delivered funds from operations of $884 million with an average refining margin of $27.40/bbl, despite significant planned maintenance completed in the quarter.

•                       The company continued to return value to shareholders, distributing $587 million in dividends and repurchasing $849 million of shares since the end of the first quarter of 2018, including committed repurchases subsequent to the end of the second quarter of 2018.

•                       Subsequent to the end of the quarter, Suncor’s Board of Directors approved an increase to the share repurchase program from $2.15 billion to $3 billion, demonstrating confidence in the company’s ability to generate cash flow and commitment to return cash to shareholders.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Financial Results

Suncor recorded second quarter 2018 operating earnings of $1.190 billion ($0.73 per common share), compared to $199 million ($0.12 per common share) in the prior year quarter. The increase was a result of improved crude oil pricing and increased refinery margins, higher In Situ and Syncrude production, and the addition of production from the Fort Hills and Hebron projects. The increase was partially offset by the impact of major planned maintenance at Oil Sands and the company’s refineries, the addition of operating costs for Fort Hills, Hebron and the 5% Syncrude ownership increase, and lower capitalized interest. Oil Sands operations production increased from the prior year quarter; however, sweet synthetic crude oil (SCO) production was impacted by the first major planned turnaround of Upgrader 1 since moving to a five-year cycle. Syncrude production in the second quarter of 2018 was also impacted by the completion of major planned maintenance, as well as a power disruption occurring late in the quarter, but was higher than the second quarter of 2017 due to the facility incident in the previous year quarter and the additional 5% working interest acquired in the first quarter of 2018.

Funds from operations were $2.862 billion ($1.75 per common share) in the second quarter of 2018, compared to $1.627 billion ($0.98 per common share) in the second quarter of 2017, and were influenced primarily by the same factors impacting operating earnings noted above, in addition to an increase in non-cash share-based compensation. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.446 billion for the second quarter of 2018, compared to $1.671 billion for the second quarter of 2017.

Net earnings were $972 million ($0.60 per common share) in the second quarter of 2018, compared to $435 million ($0.26 per common share) in the prior year quarter. Net earnings for the second quarter of 2018 included a $218 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included a $278 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, a non-cash after-tax loss of $32 million on interest rate swaps and foreign currency derivatives and an after-tax charge of $10 million for early debt repayment, net of associated foreign currency hedges.

Operating Results

Suncor’s total upstream production was 661,700 boe/d in the second quarter of 2018, compared to 539,100 boe/d in the prior year quarter.

Oil Sands operations production was 358,900 bbls/d in the second quarter of 2018, compared to 352,600 bbls/d in the prior year quarter. The increase was a result of higher production volumes from In Situ, with the prior year quarter impacted by a turnaround at Firebag, partially offset by lower SCO production at Oil Sands Base due to the completion of the first major planned turnaround of Upgrader 1 since increasing the interval between turnarounds to five years. As a result, upgrader utilization declined to 69% in the second quarter of 2018, compared to 83% in the prior year period, which was also impacted by planned maintenance.

Oil Sands operations cash operating costs per barrel increased to $28.65 in the second quarter of 2018, from $27.80 in the prior year quarter, primarily as a result of higher maintenance costs associated with turnaround activity, partially offset by higher production volumes and lower natural gas prices.

The Fort Hills project continues to ramp up ahead of schedule, with Suncor’s share of production averaging 70,900 bbls/d for the second quarter of 2018. The third and final extraction train at Fort Hills became operational during the second quarter of 2018 and the plant was successfully tested in excess of 90% of full design capacity during a weeklong reliability test. Fort Hills cash operating costs per barrel were $28.55 in the second quarter of 2018.

“Operations at Fort Hills and Hebron continue to ramp up ahead of our expectations,” said Williams. “Both projects were constructed during a low oil price environment, have come online as prices have strengthened and are already delivering positive quarterly cash flow.”

Suncor’s share of Syncrude production was 117,800 bbls/d in the second quarter of 2018, compared to 61,000 bbls/d in the prior year quarter. The increase in production is largely attributable to the prior year quarter being significantly impacted by a facility incident, combined with the additional 5% working interest in Syncrude acquired in the first quarter of 2018, partially offset by a power disruption that occurred late in the second quarter. Upgrader reliability at Syncrude was 58% in the second quarter of 2018 compared to 33% in the prior year quarter, with both periods being impacted by planned major maintenance. Syncrude has developed a return to service plan following the power disruption and partial production from the first coker returned in the second half of July, with a ramp up to full rates anticipated in September.

“We want to reiterate our belief in Syncrude’s long-term potential and ability to achieve sustained reliability improvements, despite our disappointment with recent operational performance,” said Williams. “From experience, we know that long-term reliability is a journey and we are working with the owners to advance strategic initiatives in order to achieve our reliability and cost goals.”

Syncrude cash operating costs per barrel were $56.25 in the second quarter of 2018, a decrease from $97.80 in the prior year quarter, primarily due to increased production and lower natural gas prices, partially offset by higher maintenance costs.

Production volumes in Exploration and Production (E&P) were 114,100 boe/d in the second quarter of 2018, compared to 125,500 boe/d in the prior year quarter. The decrease in production was due to natural declines and planned maintenance at White Rose, partially offset by the addition of production from Hebron, which averaged 13,500 bbls/d in the quarter, and development drilling at existing East Coast assets. The third production well at Hebron came online ahead of schedule at the start of the second quarter of 2018.

Refinery crude throughput was 344,100 bbls/d in the second quarter of 2018, compared to 435,500 bbls/d in the prior year quarter, and was impacted by the completion of one of the most significant periods of major maintenance the company has undertaken at its refineries, including the entire Edmonton refinery undergoing the first full turnaround in its history. As a result, average refinery utilization declined to 74% in the second quarter of 2018, compared to 94% in the prior year quarter. R&M results in the current period benefited from the sale of refined product inventories built in advance of the turnarounds, partially offset by the impact of a delay in turnaround completion at the Edmonton refinery, which contributed to product shortages in Western Canada. Supply issues in Western Canada were resolved by the end of the second quarter.

Strategy Update

Suncor’s 2018 capital program is focused on improving the safety, long-term reliability and efficiency of the company’s operating assets, including execution of major turnarounds, in addition to the efficient and effective ramp up at both of Suncor’s major growth projects, Fort Hills and Hebron.

The company spent $1.737 billion on capital expenditures during the second quarter of 2018, which increased from $1.659 billion in the prior year quarter due to major planned maintenance completed across the company, with several assets undergoing turnarounds.

The ramp up at Fort Hills exceeded expectations during the quarter, and Suncor was able to test the plant in excess of 90% of design capacity of 194,000 bbls/d (105,000 bbls/d net to Suncor) during a weeklong reliability test. Following the advanced commissioning of the third and final secondary extraction train, the company will focus on optimizing mining capacity to reliably sustain production in excess of 90% of plant capacity by the fourth quarter of 2018. As a result, guidance for Suncor’s share of Fort Hills production has increased to 60,000 – 70,000 bbls/d for the year.

The Hebron project also continues to ramp up ahead of expectations, with increased volumes from the third production well coming on early in the second quarter of 2018. Other E&P activity in the second quarter included development drilling at White Rose, Terra Nova and Hibernia, and development work on the West White Rose Project and the Norwegian Oda projects.

“Bringing our major growth projects up to their full design capacity on a sustained basis remains a priority of the company,” said Williams. “As these major growth projects transition to continued operations, we remain focused on returning cash to shareholders and prioritizing initiatives at our existing assets that further improve cash flow.”

During the second quarter of 2018, the company closed its previously announced transaction to acquire a 17.5% interest in the Fenja development project offshore Norway, with an effective date of January 1, 2018, for US$55 million or approximately $70 million. In addition, the company acquired a further 10% interest in the Rosebank project in the second quarter of 2018.

During the second quarter of 2018, under Suncor’s normal course issuer bid, Suncor repurchased and cancelled $609 million of its own shares and continued to return cash to shareholders through dividends of $587 million. The company repurchased a further $240 million of shares for cancellation subsequent to the end of the quarter, for total repurchases of $849 million since the end of the first quarter of 2018.

Subsequent to the end of the quarter, Suncor’s Board of Directors approved an increase in the company’s share repurchase program from $2.15 billion to $3 billion, demonstrating confidence in the company’s ability to generate cash flow and commitment to return cash to shareholders.

Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017
Net earnings	972	435	1 761	1 787
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	218	(278)	547	(381)
Non-cash mark to market loss on interest rate swaps and foreign currency derivatives(2)	—	32	—	32
Loss on early payment of long-term debt(3)	—	10	—	10
Gain on disposal(4)	—	—	(133)	(437)
Operating Earnings(1)	1 190	199	2 175	1 011

(1)                                  Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                  Non-cash mark to market loss on interest rate swaps and foreign currency derivatives resulting from changes in long-term interest rates and foreign exchange rates in the Corporate segment.

(3)                                  Charges associated with the early repayment of debt, net of associated realized foreign currency hedge gains, in the Corporate segment.

(4)                                  The first quarter of 2018 included a non-cash after-tax gain of $133 million in the E&P segment related to the asset exchange with Canbriam Energy Inc. for the company’s mineral landholdings in northeast British Columbia. The first quarter of 2017 included a $345 million after-tax gain in the R&M segment related to the sale of the company’s lubricants business, combined with an after-tax gain of $83 million in the Corporate segment related to the sale of the company’s interest in the Cedar Point wind facility.

Corporate Guidance

Suncor has updated its production, capital and other information in its 2018 corporate guidance, previously issued on May 1, 2018.

The total production outlook range has been updated from 740,000 – 780,000 boe/d to 740,000 – 750,000 boe/d to reflect the impact of production performance for the first six months of 2018, as well as the power disruption at Syncrude at the end of the second quarter of 2018, partially offset by the accelerated ramp up of Fort Hills. Oil Sands operations production has been updated from 425,000 – 455,000 bbls/d to 415,000 – 430,000 bbls/d, Fort Hills production has been increased from 50,000 – 60,000 bbls/d to 60,000 – 70,000 bbls/d, Syncrude production has been updated from 150,000 – 165,000 bbls/d to 140,000 – 145,000 bbls/d and E&P production remains the same at 105,000 to 115,000 bbls/d. As a result of the decrease to the Oil Sands operations production range, the SCO sales range has also decreased from 290,000 – 310,000 bbls/d to 280,000 – 290,000 bbls/d.

The updated full year outlook range for capital expenditures has been increased to $5.2 – $5.5 billion from $4.5 – $5.0 billion, to reflect the increased ownership at both Syncrude and Fort Hills, the capital requirements for the Fenja acquisition, which closed in the second quarter of 2018, accelerated investment in future growth projects and an increase in turnaround expenditures at Oil Sands operations, Syncrude and R&M. As a result, Upstream capital has increased from $3.65 billion – $4.05 billion to $4.3 – $4.5 billion and the Downstream capital range has increased from $800 – $850 million to $850 – $900 million.

Oil Sands operations Crown royalties have been updated from 1% – 3% to 3% – 5%, Fort Hills Crown royalties have been updated from 1% – 3% to 3% – 5% and Syncrude Crown royalties have been updated to 3% – 6% from 6% – 9%, with the increase in royalty rates attributed to higher forecast benchmark prices.

The following full year outlook assumptions have also been adjusted: Brent Sullom Voe from US$67.00/bbl to US$72.00/bbl, WTI at Cushing from US$63.00/bbl to US$66.00/bbl, WCS at Hardisty from US$41.00/bbl to US$44.00/bbl and the Cdn$/US$ exchange rate from 0.78 to 0.77. As a result of the increase in key benchmark pricing forecasts, the full year current income tax expense range has increased to $1.7 – $2.0 billion from $1.05 – $1.35 billion.

Cash operating costs per barrel have been updated for changes in the production outlook, and the impact of increased maintenance costs at Syncrude, resulting in a decrease in annual Fort Hills cash operating costs to $28.50 – $32.50/bbl from $35.00 – $40.00/bbl, and Syncrude cash operating costs increasing to $44.50 – $47.50/bbl from $32.50 – $35.50/bbl.

For further details and advisories regarding Suncor’s 2018 annual guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated July 25, 2018 (the MD&A) and reconciled to the GAAP measure above and in the Consolidated Financial Information section of the MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Funds from operations, refining margin and In Situ cash operating costs are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: statements about Suncor’s share repurchase program, Suncor’s confidence in the company’s ability to generate cash flow and its commitment to return cash to shareholders; Syncrude’s return to service plan and the expectation that Syncrude production will ramp up to full rates in September; Suncor’s belief in Syncrude’s long-term potential and ability to achieve sustained reliability improvements, and that Suncor is working with the Syncrude owners to advance strategic initiatives in order to achieve reliability and cost goals; the expectation that Suncor’s 2018 capital program will focus on improving the safety, long-term reliability and efficiency of the company’s operating assets, including execution of major turnarounds, in addition to the efficient and effective ramp up at both of Suncor’s major growth projects, Fort Hills and Hebron, and Suncor’s priority relating to bringing the company’s major growth projects up to their full design capacity on a sustained basis; the company’s focus on optimizing mining capacity at Fort Hills with the expectation of reliably sustaining production in excess of 90% of plant capacity by the fourth quarter of 2018; the company’s plan to remain focused on returning cash to shareholders and prioritizing initiatives at existing assets that further improve cash flow; and Suncor’s outlook for full year total production, and Oil Sands operations, Fort Hills, Syncrude and E&P production, SCO sales, total capital expenditures and Upstream and Downstream capital expenditures, Oil Sands operations, Fort Hills and Syncrude Crown royalties, current income tax expense, Fort Hills cash operating costs and Syncrude cash operating costs, and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty and Cdn$/US$ exchange rate. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2018, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

A full copy of Suncor’s second quarter 2018 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s second quarter results, visit suncor.com/webcasts.

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